Exhibit 99.1

Jacques Bonneau Appointed as Independent Director to PartnerRe's Board

PEMBROKE, Bermuda, February 20, 2019 - PartnerRe Ltd. today announced that Jacques Bonneau has been appointed to its Board of Directors, effective February 20, 2019.

Mr. Bonneau has held multiple executive roles, most recently at Chubb Ltd. as Group Chief Underwriting Officer from 2014 to 2017 and as CEO, Chubb Tempest Re Group from 2005 to 2014. Prior to that, he served as CEO, Chubb Tempest Re USA for six years.

Commenting on the appointment, PartnerRe Board Chairman, Brian Dowd said, “On behalf of the Board, I would like to extend a warm welcome to Jacques. His extensive career in the re/insurance industry spans 41 years and he brings a deep professional expertise that will further strengthen the Board’s breadth of talent.”
With this change, the PartnerRe Ltd. Board will comprise six directors of which four will be independent directors.
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PartnerRe Ltd. is a leading global reinsurer that helps insurance companies reduce their earnings volatility, strengthen their capital and grow their businesses through reinsurance solutions. Risks are underwritten on a worldwide basis through the Company’s three segments: P&C, Specialty, and Life and Health. For the year ended December 31, 2017, total revenues were $5.7 billion. At September 30, 2018, total assets were $23.4 billion, total capital was $8.0 billion and total shareholders’ equity was $6.6 billion. PartnerRe enjoys strong financial strength ratings as follows: A.M. Best A / Moody’s A1 / Standard & Poor’s A+.

PartnerRe on the Internet: www.partnerre.com

Contacts:	PartnerRe Ltd.
(441) 292-0888
Media Contact: Celia Powell
Investor Contact: Ryan Lipschutz